Exhibit 15.1

To the Board of Directors and Stockholders of

Freeport-McMoRan Copper & Gold Inc.:

We are aware of the incorporation by reference in the proxy statement/prospectus, which is referred to and made part of this Registration Statement (Form S-4 No. 333-00000) and related Prospectus of Freeport-McMoRan Copper & Gold Inc. for the registration of shares of its common stock, of our reports dated May 4, 2012, August 3, 2012, and November 2, 2012 relating to the unaudited condensed consolidated interim financial statements of Freeport-McMoRan Copper & Gold Inc. that are included in its Forms 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012, and September 30, 2012, respectively.

/s/ Ernst & Young LLP

Phoenix, Arizona

December 27, 2012